Exhibit 99.1
Contents

01	Presentation of the established Annual Financial Statements and Management Report (including the comments on disclosures pursuant to § 289 (4) German Commercial Code) for the 2008 financial year, the approved Consolidated Financial Statements and Management Report (including the comments on disclosures pursuant to § 315 (4) German Com-mercial Code) for the 2008 financial year as well as the Report of the Supervisory Board	01

02	Appropriation of distributable profit	01

03	Ratification of the acts of management of the Management Board for the 2008 financial year	01

04	Ratification of the acts of management of the Supervisory Board for the 2008 financial year	01

05	Election of the auditor for the 2009 financial year, interim accounts	01

06	Authorization to acquire own shares for trading purposes (§ 71 (1) No. 7 Stock Corporation Act)	01

07	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights	02

08	Amendment to the Articles of Association relating to the registration period for the General Meeting	03

09	Amendment to § 19 (2) sentence 3 of the Articles of Association to accord with the rules of the Act on the Implementation of the Shareholder Rights Directive	03

10	Creation of new authorized capital (with the possibility of excluding pre-emptive rights, also in accordance with § 186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association	04

11	Creation of new authorized capital for capital increases in cash or in kind (with the possibility of excluding pre-emptive rights) and amendment to the Articles of Association	05

12	Creation of new authorized capital (with the possibility of excluding pre-emptive rights for broken amounts as well as in favour of holders of option and convertible rights) and amendment to the Articles of Association	06

13	Authorization to issue participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds (with the possibility of excluding pre-emptive rights), creation of conditional capital and amendment to the Articles of Association	06

Ad Item 7: Report of the Management Board to the General Meeting pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Stock Corporation Act		10

Ad Item 10: Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act		11

Ad Item 11: Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act		12

Ad Item 12: Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act		13

Ad Item 13: Report of the Management Board to the General Meeting pursuant to § 221 (4) in conjunction with § 186 (4) Stock Corporation Act		13

Participation in the General Meeting		15

Information on Supervisory Board relationships, reportable shareholdings and underwriting syndicate		17

Agenda
We take pleasure in inviting our shareholders to the Ordinary General Meeting in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, convened for Tuesday, May 26, 2009, 10 a.m.
01	Presentation of the established Annual Financial Statements and Management Report (including the comments on disclosures pursuant to
§ 289 (4) German Commercial Code) for the 2008 financial year, the approved Consolidated Financial Statements and Management Report (including the comments on disclosures pursuant to § 315 (4) German Commercial Code) for the 2008 financial year as well as the Report of the Supervisory Board
02	Appropriation of distributable profit
Management Board and Supervisory Board propose that the distributable profit of € 310,429,507.50 be used for payment of a dividend of
€ 0.50 per no par value share on the 620,859,015 no par value shares eligible for payment of a dividend. In so far as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the remaining amount be carried forward to new account on the basis of an unchanged dividend payment of € 0.50 per no par value share.
03	Ratification of the acts of management of the Management Board for the 2008 financial year
Management Board and Supervisory Board propose that the acts of management be ratified.
04	Ratification of the acts of management of the Supervisory Board for the 2008 financial year
Management Board and Supervisory Board propose that the acts of management be ratified.
05	Election of the auditor for the 2009 financial year, interim accounts
The Supervisory Board proposes the following resolution:
KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is appointed as auditor of the Annual Financial Statements and as auditor of the Consolidated Financial Statements for the 2009 financial year.
KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§ 37w (5), § 37y No. 2 Securities Trading Act) as of June 30, 2009, and the consolidated interim financial statements (§ 340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2010.
06	Authorization to acquire own shares for trading purposes (§ 71 (1) No. 7 Stock Corporation Act)
Management Board and Supervisory Board propose the following resolution:
The company is authorized to buy and sell, for the purpose of securities trading, own shares on or before October 31, 2010, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor

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system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10%. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 % of the share capital of the company. The presently existing authorization given by the General Meeting on May 29, 2008, and valid until October 31, 2009, to purchase own shares for trading purposes will be cancelled with effect from the coming into force of the new authorization.
07	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights
Management Board and Supervisory Board propose the following resolution:
a) The company is authorized to buy, on or before October 31, 2010, its own shares in a total volume of up to 10 % of the share capital at the time the resolution is taken. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to §§ 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 % of the company’s share capital. The own shares may be bought through a stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not exceed or fall short by more than 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not exceed or fall short by more than
10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.
b) The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act on the stock exchange, by an offer to all shareholders or against contribution in kind and excluding shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of the option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized with the exclusion of shareholders’ pre-emptive rights to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.
Furthermore, the Management Board is authorized with the exclusion of shareholders’ pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only

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be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10 % of the company’s share capital at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10 % of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act.
c) The Management Board is also authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.
d) The presently existing authorization given by the General Meeting on May 29, 2008, and valid until October 31, 2009, to purchase own shares will be cancelled with effect from the time when the new authorization comes into force.
08	Amendment to the Articles of Association relating to the registration period for the General Meeting
Management Board and Supervisory Board propose the following resolution:
§ 17 (2) of the Articles of Association, which regulates the registration for the General Meeting, is re-worded as follows:
“(2)	Notice must be received by the company at the address specified in the notice of convention in written or electronic form at least 5 days before the meeting. The day of receipt is not to be counted in this.”
With this new wording, a regulation is to be established that ensures a practicable registration process even after the new period of notice rules come into effect as provided for in the government’s draft version of the Act on the Implementation of the Shareholder Rights Directive. The new wording is permissible pursuant to current law and is thus to become effective irrespective of the enactment of the Act on the Implementation of the Shareholder Rights Directive.
09	Amendment to § 19 (2) sentence 3 of the Articles of Association to accord with the rules of the Act on the Implementation of the Shareholder Rights Directive
Management Board and Supervisory Board propose the following resolution:
§ 19 (2) sentence 3 of the Articles of Association, which regulates the responsibility of the Chairman of the General Meeting for deciding on the recording and transmission of the General Meeting, is re-worded to correspond to the assignment of responsibilities provided for in the government draft of the Act on the Implementation of the Shareholder Rights Directive as follows:
“The Management Board is authorized to decide whether and to what extent the General Meeting or parts of the General Meeting are to be transmitted by electronic media.”

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§ 19 (2) sentence 4 of the Articles of Association, which specifies that the transmission may also take place in a form to which the public has unlimited access, remains unchanged.
The Management Board is instructed to register this amendment to the Articles of Association in the Commercial Register only after the Act on the Implementation of the Shareholder Rights Directive has become effective.
10	Creation of new authorized capital (with the possibility of excluding pre-emptive rights, also in accordance with § 186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association
Management Board and Supervisory Board propose the following resolution:
a) The Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of
€ 128,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the shares issued in accordance with § 186 (3) sentence 4 Stock Corporation Act at the time the authorization is utilized do not exceed in total 10 % of the share capital. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10 % of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).
b) In § 4 of the Articles of Association, sub-paragraphs (5) to (9) are deleted, based on the version of the Articles of Association created by the resolutions of the Chairman’s Committee dated February 23, 2009, after these sub-paragraphs had been left vacant or the authorized capital regulated therein had been used up or could no longer be used due to expiration, and the conditional capital could no longer be linked with option rights or convertible rights and was not linked with such rights during the term. Taking into account the resolutions of the company’s General Meeting 2008, which have not been entered in the Commercial Register at the time of the notice of convention, only sub-paragraphs 5 to 8 would be deleted from the version in effect at that time.
The current sub-paragraph 10 will become sub-paragraph 5, sub-paragraphs 6 and 7 will be left vacant until the resolutions of the company’s General Meeting 2008 have been entered and will then be filled by sub-paragraphs 10 and 11 of the Articles of Association resolved at that General Meeting. (In case the capital resolutions taken at the company’s General Meeting 2008 come into effect before

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this amendment to the Articles of Association does, sub-paragraphs 9 to 11 (in the subsequently applicable numbering) will remain in unchanged order and become sub-paragraphs 5 to 7.) The following new sub-paragraph 8 will be added:
“(8)	The Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of € 128,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).”
11	Creation of new authorized capital for capital increases in cash or in kind (with the possibility of excluding pre-emptive rights) and amendment to the Articles of Association
Management Board and Supervisory Board propose the following resolution:
a) The Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of
€ 176,640,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).
b) In § 4 of the Articles of Association, the following sub-paragraph 9 is added:
“(9)	The Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of € 176,640,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board

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is also authorized to exclude the pre-emptive rights if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).”
12	Creation of new authorized capital (with the possibility of excluding pre-emptive rights for broken amounts as well as in favour of holders of option and convertible rights) and amendment to the Articles of Association
Management Board and Supervisory Board propose the following resolution:
a) The Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of
€ 314,880,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).
b) In § 4 of the Articles of Association, the following sub-paragraph 10 is added:
“(10)	The Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of € 314,880,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).”
13	Authorization to issue participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds (with the possibility of excluding pre-emptive rights), creation of conditional capital and amendment to the Articles of Association
Management Board and Supervisory Board propose the following resolution:
a) The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2014. The participatory notes must meet the requirements of

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the German Banking Act, which call for capital paid up to grant participatory rights to be attributable to the company’s liable capital. Participatory notes may come with bearer warrants or they can be linked to a conversion right for the bearer. The option and/or conversion rights entitle holders to buy shares of the company subject to the conditions of warrant-linked participatory rights and/or convertible participatory rights.
The Management Board is further authorized to issue bonds with warrants and/or convertible bonds with a fixed maturity of 20 years at the most or with a perpetual maturity, instead of or besides participatory notes, once or more than once, on or before April 30, 2014, and to grant the holders of bonds with warrants and the holders of convertible bonds option rights and conversion rights, respectively, to subscribe to new shares of the company subject to the conditions of bonds with warrants and of convertible bonds.
The total nominal amount of all participatory notes, bonds with warrants and convertible bonds to be issued under this authorization shall not exceed a total value of € 9 billion. Option rights and/or conversion rights may only be issued in respect of shares of the company with a proportionate amount of share capital of up to a nominal sum of € 256,000,000.
The participatory notes, bonds with warrants and convertible bonds (bonds with warrants and convertible bonds are also referred to together below as “Bonds” and together with participatory notes as “Rights”) may be issued in euro or in the official currency of an OECD member country, as long as the corresponding euro equivalent is not exceeded. Bonds with warrants and convertible bonds may also be issued by the company’s affiliated companies. In this case, the Management Board is authorized to assume on behalf of the company a guarantee for repayment of the bonds and to ensure that option and/or conversion rights are granted.
In case of the issue of participatory notes with warrants and/or bonds with warrants, one or more warrant(s) is/are attached to each participatory note and/or each Bond, entitling the bearer to subscribe to new shares of the company subject to the conditions of warrants to be determined by the Management Board. The proportionate amount of share capital for shares that may be subscribed for each Right shall not exceed the nominal amount of the participatory notes with warrants and/or the bonds with warrants. The maturity of the option right shall not exceed 20 years.
In case of the issue of convertible participatory notes and/or convertible bonds made out to bearer, the holders of participatory notes and/or bonds receive the right to exchange their participatory notes and/or convertible bonds for new shares of the company subject to the conditions of participatory rights and/or conditions of bonds. The exchange ratio is obtained by dividing the nominal amount of a Right by the conversion price determined for one new share of the company (in case of a conversion obligation, the conversion price determined in the respective case). The exchange ratio may also be obtained by dividing the issue price of one Right, which is below the nominal amount, by the conversion price determined for one new share of the company. The proportionate amount of share capital for the shares to be issued upon conversion shall not exceed the nominal amount of the convertible participatory note and/or the convertible bond. The conditions of conversion may also establish a conversion obligation to convert at maturity or at some other point in time. In all cases, the conversion rights expire no later than 20 years after issuance of the convertible participatory notes and/or convertible bonds.

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The conditions of participatory notes and/or the conditions of bonds may also stipulate whether and how the exchange ratio may be rounded to a full ratio, whether an additional amount is to be paid in cash or cash compensation is to be paid for broken amounts, and whether a certain date can be determined, by which the conversion and/or option rights can or must be exercised.
In so far as the bonds and/or participatory notes do not establish a conversion obligation, the option or conversion price corresponds to the lower of 130 % of the volume-weighted average of the prices of the Deutsche Bank share in Xetra trading (or in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange from the beginning of a placement with institutional investors until determination of the issue amount of the Rights (price-fixing) and 130 % of the volume-weighted average of the prices of the Deutsche Bank share in Xetra trading (or in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange during the last hour before price-fixing. If a placement with institutional investors does not take place before price-fixing, the option or conversion price corresponds to 130 % of the volume-weighted average of the prices of the Deutsche Bank share in Xetra trading (or in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on the five trading days before the day of price-fixing. The lower of the two volume-weighted average figures in the case of a placement with institutional investors or — in the absence of such a placement before price-fixing — the volume-weighted average figure for the five trading days is also referred to below as “Reference Price”.
In case of the issue of participatory rights or bonds with a conversion obligation, the conversion price is equivalent to the following amount:
-	100 % of the Reference Price if the arithmetic mean of the closing prices of the Deutsche Bank share in Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange on the 20 trading days ending with the third trading day before the day of conversion is less than or equal to the Reference Price;

-	125 % of the Reference Price if the arithmetic mean of the closing prices of the Deutsche Bank share in Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange on the 20 trading days ending with the third trading day before the day of conversion is greater than or equal to 125 % of the Reference Price;

-	the arithmetic mean of the closing prices of the Deutsche Bank share in Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange on the 20 trading days ending with the third trading day before the day of conversion if this figure is greater than the Reference Price and less than 125 % of the Reference Price;

-	notwithstanding the above regulations, 125 % of the Reference Price if the holder of the participatory rights or bonds makes use of an existing conversion right before the conversion obligation comes into effect.
The option and/or conversion price is reduced, notwithstanding § 9 (1) Stock Corporation Act, by virtue of a dilution protection clause subject to the conditions of options and/or the conditions of participatory notes or bonds by payment of a corresponding amount in cash upon exercise of the conversion right or by reduction of the additional payment if the company raises its share capital during the option or conversion period and grants its shareholders pre-emptive rights, issues further participatory notes, bonds with warrants or convertible bonds, or other option rights and holders of option and/or conversion rights are not granted pre-emptive rights on the scale to which they would be entitled after exercise of the option and/or conversion right. The conditions may also provide for an adjustment of the option and/or conversion right for the event of a capital reduction.

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The conditions of participatory notes and/or the conditions of bonds may determine that, in case of the exercise of the option and/or conversion right, own shares of the company may also be granted. Furthermore, the possibility may also be created that the company, upon exercise of the option and/or conversion right, shall pay the equivalent in cash, which, subject to the conditions of participatory rights and/or conditions of bonds, corresponds to the average price of the Deutsche Bank share in the closing auction in Xetra trading (or a corresponding price-fixing in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on at least two consecutive trading days during a period of up to ten trading days after the declaration of conversion and/or exercise of the option.
In the case of the issue of Bonds, shareholders are in principle entitled to the statutory pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights in so far as the issue price is not substantially lower than the theoretical market value of the participatory notes, bonds with warrants or convertible bonds established using recognized actuarial methods. However, the total number of shares to be issued on the basis of bonds under this authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act (with exclusion of pre-emptive rights against cash deposits) together with other shares already issued or sold pursuant to or in accordance with this statutory regulation during the validity of this authorization shall not exceed 10 % of the share capital at the time this authorization is exercised.
If the Management Board makes no use of this possibility, it is authorized, with the consent of the Supervisory Board, to exclude broken amounts arising as a result of the subscription ratio from shareholders’ pre-emptive rights and also to exclude pre-emptive rights to the extent necessary to grant the holders of option or conversion rights and/or the holders of convertible bonds and/or convertible participatory notes with a conversion obligation pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.
The Rights may also be taken over by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).
The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in particular the volume, timing, interest rate, issue price and maturity, or to do so in consultation with the executive and non-executive management bodies of the company in which the bank has a shareholding floating the issue.
b) Conditional capital
The share capital is increased conditionally by up to € 256,000,000 through the issue of up to 100,000,000 new registered no par value shares. The conditional capital increase serves to grant rights to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2014, in accordance with the authorization set out above under a) by the company or by one of its affiliated companies. The new shares are issued at the conversion and/or option prices calculated in each case in accordance with a). The conditional capital increase can only be carried out to the extent to which these rights are exercised or holders with an obligation to convert fulfil their conversion obligations. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.

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c) Amendment to the Articles of Association
The following new sub-paragraph (11) is added to § 4 of the Articles of Association:
“(11)	The share capital is conditionally increased by up to € 256,000,000 through the issue of up to 100,000,000 new registered no par value shares. The conditional capital increase can only be carried out in so far as

a) the holders of conversion rights or option rights linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2014, by the company or by one of its affiliated companies make use of their conversion or option rights, or

b) the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2014, by the company and/or its affiliated companies fulfil their obligation to convert.
The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.”
Ad Item 7: Report of the Management Board to the General Meeting pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Stock Corporation Act
In Item 7 of the Agenda, the company is authorized to acquire own shares and to exclude or restrict shareholders’ pre-emptive rights subject to certain preconditions within the framework of the disposal of existing or newly acquired own shares.
The possibility of re-selling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders — both of which would ensure equal treatment of shareholders under the legal definition — the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies or shareholdings in companies with the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that.
Over and above this, the authorization makes it possible, in case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favour of holders of warrants, convertible bonds and convertible participatory rights. This has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced in accordance with the conditions of options and/or conversion for the holders of existing option rights and/or conversion rights.
In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company or its affiliated companies or to service option rights granted to employees and members of the executive and non-executive management bodies of the company or its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases where purchase rights or duties relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. The respective exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.
Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen capital and reserves to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, based on § 186 (3) sentence 4 Stock Corporation Act, shares may only be sold with the exclusion of shareholders’ pre-emptive rights up to the maximum limit specified therein of 10 % of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.
Ad Item 10: Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act
The authorization requested under Item 10 is intended to sustain and broaden the company’s equity capital base and replaces the authorized capital utilized in 2008 in the amount of € 102,400,000 with an almost identical structure. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 10 is intended to create authorized capital in the amount of € 128,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The exclusion of pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders of existing option rights, convertible participatory rights and/or convertible bonds in accordance with the respective conditions of options and conversion.

The additional possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act enables Management to exploit favourable stock market situations and, through pricing in conformity with the market, to obtain the highest possible issue proceeds and thus the greatest possible strengthening of equity capital. Given the special capital adequacy requirements for banks, this is of great importance. The amount foreseen under this authorization is roughly 8.1 % of the share capital and together with the authorization pursuant to § 4 (10) ((9) once the resolutions of the General Meeting 2008 become effective, and in the future (5)) of the Articles of Association comes to nearly 10 % of the share capital. The authorization ensures that pursuant to it, based on § 186 (3) sentence 4 Stock Corporation Act, shares may only be issued with the exclusion of shareholders’ pre-emptive rights up to the maximum limit specified therein of 10 % of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. In the event this possibility of increasing capital is used, Management will limit any mark-down on the issue price compared with the stock market price to a maximum of presumably
3%, but at any event not more than 5%.
Ad Item 11: Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act
The authorization requested under Item 11 is intended to sustain and broaden the company’s equity capital base and replaces the authorized capital fully utilized through the capital increase in kind 2009 in the amount of €128,000,000 with an almost identical structure. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 11 is intended to create authorized capital in the amount of €176,640,000, in the utilization of which shareholders in principle have — as a rule indirect — pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The exclusion of pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders of existing option rights, convertible participatory rights and/or convertible bonds in accordance with the respective conditions of options and conversion.
The additional possibility of excluding pre-emptive rights in case of capital increases in kind is designed to put the Management Board, with the consent of the Supervisory Board, in a position to acquire companies or shareholdings in companies in appropriate instances in return for shares of the company. This is intended to enable the company to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies which conduct similar or related business or business which is appropriate within the scope of our activities. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. To be able to make such acquisitions at short notice if needed, the company must have the means to carry out a capital increase in kind, under exclusion of pre-emptive rights. The issue price of the new shares is fixed by the Management Board, with the consent of the Supervisory Board, taking into account the interests of the company and its shareholders. With a total volume of up to 69,000,000 shares, roughly 11.1 % of the present share capital is available for this purpose; together with capital already authorized for the same purposes at the General Meeting 2008, which has not yet been registered in the Commercial Register and expires on April 30, 2013, the authorized capital amounts which include the possibility of contributions in kind account for roughly 19.9 % of the present share capital.
Ad Item 12: Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act
The authorization requested under Item 12 is intended to sustain and broaden the company’s equity capital base and, together with the other authorized capital amounts proposed to this General Meeting, is intended to make a sufficiently broad range of capital instruments available for Management to be able to appropriately react to possible developments over the next few years. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 12 is intended to create authorized capital in the amount of €314,880,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The exclusion of pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders of existing option rights, convertible participatory rights and/or convertible bonds in accordance with the respective conditions of options and conversion.
Ad Item 13: Report of the Management Board to the General Meeting pursuant to § 221 (4) in conjunction with § 186 (4) Stock Corporation Act
The availability of appropriate equity capital is the basis for the company’s business development. The German Banking Act divides the bank’s share capital into core capital and supplementary capital. Core capital is made up of share capital and reserves and, under certain circumstances, convertible bonds subject to an obligation to convert. Supplementary capital can be made up largely of participatory note capital, subordinated liabilities and revaluation reserves. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 13 is intended to give the company a new broad basis for the issue of warrant-linked participatory rights, convertible participatory rights, bonds with warrants or convertible bonds, enabling it to flexibly use these instruments at any time.

The company can create supplementary capital by issuing subordinated warrant-linked participatory rights or convertible participatory rights under the proposed authorization. Under certain circumstances, bonds with warrants or convertible bonds may also offer attractive financing options, which the authorization intends to make available. The possibility of making convertible participatory rights and convertible bonds subject to a conversion obligation in certain cases broadens the scope for employing financial instruments of this kind. In this connection, the company should be able to access the German or international capital markets, depending on the market situation, possibly through its subsidiaries, to issue bonds in euros as well as in the official currency of an OECD country. In principle, shareholders are entitled to pre-emptive rights; however, this entitlement may be excluded with the consent of the Supervisory Board, provided the participatory rights or bonds are issued at prices not substantially below the theoretical market value. The possibility of excluding pre-emptive rights gives the company flexibility to react quickly to any favourable market situations that may arise.
Pursuant to § 221 (4) sentence 2 German Stock Corporation Act, the provisions of § 186 (3) sentence 4 Stock Corporation Act apply analogously to the exclusion of pre-emptive rights when convertible bonds or bonds with warrants are issued. The authorization ensures that the maximum limit is observed for exclusions of pre-emptive rights specified in § 186 (3) sentence 4 Stock Corporation Act. Convertible bonds, bonds with warrants, convertible participatory rights or warrant-linked participatory rights may only be issued with the exclusion of pre-emptive rights, based on § 186 (3) sentence 4 Stock Corporation Act, up to the maximum limit specified therein of 10 % of the share capital to the extent that the maximum limit of 10 % of the share capital has not already been expended during the validity of this authorization through the issue or sale of shares with the exclusion of pre-emptive rights in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization.
It also follows from § 186 (3) sentence 4 German Stock Corporation Act that the issue price may not be substantially below the market price. This is intended to ensure that the value of a shareholder’s share is not substantially diluted (price mark-down). Whether or not such a dilution effect arises can be mathematically calculated by comparing the arithmetic market value of a bond issue with the issue price. In determining the price in line with the capital market situation at any given time, the Management Board will keep any mark-down on the market price as low as possible. Thus the arithmetic market value of a pre-emptive right will fall to nearly zero, thereby ensuring that no appreciable economic damage arises for shareholders through the exclusion of pre-emptive rights. They also have the possibility of maintaining their share in the company’s share capital at virtually the same conditions by acquiring the necessary shares on the stock exchange.
Apart from this, the envisaged exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts and facilitates the execution of the capital transaction. The exclusion of pre-emptive rights in favour of holders or creditors of option rights or convertible rights, or convertible participatory rights and convertible bonds subject to a conversion obligation, has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders or creditors of existing option rights or convertible participatory rights and/or convertible bonds (possibly subject to a conversion obligation) in accordance with the respective conditions of options and conversion.

The conditional capital (€256,000,000) is needed to fulfil the option rights, conversion rights and/or conversion obligations for Deutsche Bank shares related to participatory notes, bonds with warrants and convertible bonds.
Participation in the General Meeting
The company’s share capital at the time of convocation of this General Meeting amounts to €1,589,399,078.40 and is divided up into 620,859,015 shares, of which, after deduction of 2,648,839 shares held in treasury at the time of convocation of the General Meeting, 618,210,176 shares are eligible to vote at the General Meeting.
Pursuant to § 17 of the Articles of Association, shareholders who are recorded in the share register and notify their intention to participate by no later than May 20, 2009, electronically via the Internet website specified in the letter to registered shareholders (www.deutsche-bank.com/general-meeting) or in writing to the domicile of the company in Frankfurt am Main or to the following address, are entitled to participate in the General Meeting and exercise their voting rights:
Deutsche Bank Aktiengesellschaft
Aktionaersservice
Postfach 94 00 03
69940 Mannheim
Shareholders registered in the share register may also have their voting rights exercised by a representative. Pursuant to law and the Articles of Association no special form is required to issue such a power of attorney to banks, shareholders’ associations and others specified in § 135 (9) and (12) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act. All authorized persons can be issued with powers of attorney electronically through the Internet (at www.deutsche-bank.com/general-meeting).
The company also offers its shareholders the possibility of being represented by employees of the company as their representatives at the General Meeting. These representatives will vote only in accordance with the instructions issued to them. In this case, powers of attorney and instructions can be issued either in writing or via the Internet.
The details on issuing a power of attorney and instructions via the Internet are given in the documents sent to the shareholders.
Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.
Documents for the General Meeting, in particular, the documents for Item 1 of the Agenda, can be requested from the following address:
Deutsche Bank Aktiengesellschaft
Corporate Secretariat
60262 Frankfurt am Main

e-mail: corporate.secretariat@db.com
Telefax: +49 (0)69 910-85560
Any proposals and election proposals for the General Meeting are to be submitted to the same address. Shareholders’ proposals which have to be made accessible will be published at the following Internet address without delay after their receipt:
www.deutsche-bank.com/general-meeting
This applies in particular to properly submitted counterproposals and election proposals which we receive before the end of the day May 11, 2009. Comments by Management, if any, will also be published at the Internet address specified above.
Documents for and additional information concerning the General Meeting can be obtained via the Internet at www.deutsche-bank.com/general-meeting.
Frankfurt am Main, March 2009
Deutsche Bank Aktiengesellschaft
The Management Board

Information on Supervisory Board relationships, reportable shareholdings and underwriting syndicate
§ 128 (2) sentence 8 Stock Corporation Act in the version valid since 2001 requires us to file the following, in part very technical sounding, information:
1.	The members of the Supervisory Board of Deutsche Bank AG include seven employees of Deutsche Bank AG and two employees of Deutsche Bank Privat- und Geschäftskunden AG as representatives of the employees.

2.	Members of the Management Board and/or employees of Deutsche Bank AG are members of the Supervisory Boards of the following German depositary banks:

Deutsche Bank Privat- und Geschäftskunden AG Berliner Bank Beteiligungs AG norisbank GmbH

Furthermore, one employee of Deutsche Bank AG has been proposed for election to the Supervisory Board of Deutsche Postbank AG at its Annual General Meeting taking place on April 22, 2009.

3.	Shareholdings held by banks in Deutsche Bank AG and reportable pursuant to § 21 Securities Trading Act have been notified to us as follows:

Credit Suisse Group, Zurich, Switzerland, 3.86% (through financial instruments) (October 17, 2008)

4.	The members of the most recent underwriting syndicate which also included participants from outside the Group (Reopening EUR 3.25 billion 4.875% 2007-2012 Notes) comprised the following banks:

Deutsche Bank AG Daiwa Securities SMBC Europe Limited ING Belgium SA/NV NATIXIS BANQUES POPULAIRES
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com